 Exhibit 99.1

First Mining Announces Sale of Non-Core Goldlund NSR Royalty for C$9.5 Million

VANCOUVER, BC, Dec. 12, 2022 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has entered into a definitive royalty purchase agreement with an affiliate of Sprott Resource Streaming and Royalty Corp. ("Sprott") to sell its 1.5% net smelter return ("NSR") royalty on the Goldlund gold property in Ontario (the "Goldlund Royalty") owned by Treasury Metals Inc. for total cash consideration of approximately C$9.5 million (US$7 million) (the "Goldlund Royalty Transaction").

"We are very excited to announce the sale of our Goldlund royalty to Sprott," stated Dan Wilton, CEO of First Mining. "Sprott is an existing royalty holder across the Goliath Gold Complex with a deep understanding of the project and this transaction is a further endorsement of the potential of the asset.  First Mining continues to retain exposure to the success of the project as the largest shareholder of Treasury Metals while the proceeds from this royalty sale will provide the Company with additional financial flexibility as we continue to focus on advancing our two flagship assets, Springpole and Duparquet."

Following the completion of the Goldlund Royalty Transaction, First Mining's royalty portfolio will be comprised of 20 royalties across four countries, which includes a 2.0% NSR royalty on the Pickle Crow gold project in Ontario operated by Auteco Minerals Ltd., a 1.5% NSR royalty on the Hope Brook gold project in Newfoundland operated by Big Ridge Gold Corp. and NSR royalties on a number of other exploration and development projects.

The Goldlund Royalty Transaction is expected to close on or before December 31, 2022.

Stifel GMP acted as financial advisor to First Mining.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet, Pitt and Duquesne Gold Projects in Quebec, a collection of advanced stage development assets located on the Destor-Porcupine Fault in the prolific Abitibi region.  First Mining also owns the Cameron gold project in Ontario and a portfolio of gold project interests including the Pickle Crow gold project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook gold project (being advanced in partnership with Big Ridge Gold Corp.), an equity interest in Treasury Metals Inc., and a portfolio of 21 gold royalties.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.
Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the closing date for the Goldlund Royalty Transaction; (ii) the proceeds from the sale of the Goldlund Royalty providing the Company with additional financial flexibility as it focused on advancing its two flagship assets, Springpole and Duparquet; and (iii) the Company's royalty portfolio being comprised of 20 royalties following the completion of the Goldlund Royalty Transaction.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2021 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 12-DEC-22